UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

October 29, 2020

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Press release

Paris, 29 October 2020

Q3 2020 financial information

Return to revenue growth despite the impact of the health crisis

-      Strong commercial performance and growth in Wholesale and convergence enabled Orange to post EBITDAaL in line with the trajectory announced for 2020.

-      Proposed return to a €0.70 per share dividend for 2020. Orange will pay an interim dividend of €0.40 per share in December, revised upwards by €0.10.

In millions of euros	3Q 2020	change comparable basis	change historical basis	9M 2020	change comparable basis	change historical basis
Revenues	10,584	0.8%	0.1%	31,353	0.5%	0.7%
EBITDAaL	3,584	(0.4)%	(0.8)%	9,498	(0.6)%	(0.7)%
eCAPEX (excluding licenses)	1,730	0.9%	0.3%	4,886	(6.3)%	(6.6)%
EBITDAaL - eCAPEX	1,854	(1.5)%	(1.9)%	4,612	6.3%	6.4%

•  Return to revenue growth in the third quarter of 2020 despite the continuing sharp decline in roaming and the more limited decline in equipment sales, both linked to the health crisis. Growth in France and Africa & Middle East exceeded the decline in the other segments, which nevertheless showed an improving trend compared to the second quarter.

•  Moderate decline in EBITDAaL in the third quarter, which benefited from the co-financing of the fiber network in France yet remains adversely impacted by the decline in roaming and the cost of health measures. Over the first nine months, the decline in EBITDAaL was limited to 0.6%[1].

•  Decline in the Group’s eCAPEX over the first nine months, mainly as a result of co-financing, despite the acceleration of deployments in fixed and mobile broadband networks.

Commenting on the publication of the third quarter 2020 results, Stéphane Richard, Chairman and CEO of the Orange Group, said:

"From the beginning of the year the Orange Group has demonstrated its resilience in all its markets in the face of an unprecedented health and economic crisis. Our networks have proven their robustness, our commercial performance has been very positive and we’re in line with all our financial objectives for the year.

We returned to top-line growth in the third quarter (+0.8%) with EBITDAal on a more favourable trend than in the previous quarter (-0.4%), giving us added confidence in terms of the delivery of our guidance.

These solid results also reflect co-financing with other operators in our French fiber networks which should continue in the coming years. I see this as a sign the market is transitioning towards fiber and offers us a way to earn a return on our investments.

Beyond co-financing and the direct impact of the crisis, our underlying performance remains solid, thanks to a very strong commercial performance. There has been no fall-off in demand during the health crisis when the quality of connectivity is more essential than ever. With 360,000 net adds, we’ve had a record quarter for fiber in France, where we now have more than 4 million customers. Poland has also seen record fiber sales, while the commercial performance in Spain has been very encouraging even if the competitive environment there continues to be tough.

I’d like to signal the excellent dynamic in Africa and the Middle East which returned to revenue growth of more than 5%, mainly thanks to mobile data and renewed activity at Orange Money. Finally, after difficult first half for B2B services, the recovery at Orange Business Services (OBS) is well under way, in particular due to the momentum in IT services.

Strengthened by these good performances, we’re accelerating the roll-out of our Engage 2025 strategy. After Romania, we’ve recently launched 5G offers in Poland and in Spain. In France, we’ve acquired the largest bloc of 5G frequencies and this will allow us to maintain our leadership in mobile networks.

We’re pushing ahead with projects that aim to better capitalise on our infrastructure and to develop our networks while also carefully managing our investments. Consistent with this, we’ve launched the necessary processes for the establishment of a European TowerCo that will take in our masts in France and Spain. Similarly, our Fiberco projects in rural areas in France and Poland are moving ahead well.

This strong performance allows us to express our confidence in the future by proposing to the Board, that has given its approval, a return to a dividend per share of 70 cents in respect of the 2020 year. An increased interim dividend payment per share of 40 cents will also be paid out this year.

My warm thanks go to all of Orange’s teams who have been fully mobilised throughout the crisis at the service of our clients."

Comments on key Group figures

Revenues

Orange Group revenues totaled €10.6 billion in the third quarter 2020, up 0.8% year on year on a comparable basis. This growth was driven by the momentum in services, in particular wholesale services thanks to the co-financing of the fiber network in France and convergent services which rose 5.7% and 1.5% respectively. Roaming continued to be adversely impacted by travel restrictions, while the decline in equipment sales was contained at 1.9%.

France and Africa & Middle East contributed positively with respective growth of 3.1% and 5.1% (compared to growth of 2.7% and 1.3% in the second quarter) while Europe (including Spain) and Enterprise continued to be under pressure, albeit with an improving trend.

Over the first nine months of the year, revenue growth was 0.5%.

Customer base growth

There were 10.9 million convergent customers across the Group at 30 September 2020, up 2.1% year on year, supported by continued strong growth in Europe.

Mobile services had 211.9 million customers at 30 September 2020, up 2.5% year on year, including 76.2 million contract customers, an increase of 4.0%.

Fixed services had 45.1 million customers on 30 September 2020, down 1.4% year on year, primarily due to the 12.8% decline in fixed narrowband accesses and despite the continued very strong growth (up 21.9%) in high-speed broadband accesses.

EBITDAaL

Group EBITDAaL was €3.58 billion in the third quarter, down 0.4% on a comparable basis, adversely impacted primarily by the decline in roaming and costs directly relating to the health crisis (including provisions for bad debts) of €109 million and €41 million respectively. These circumstantial impacts were again offset this quarter by co-financing of the fiber network in France.

Over the first nine months of the year, the decline in EBITDAaL was limited to 0.6%.

EBITDAaL of the telecom activities was €3.61 billion in the third quarter, down 0.6% on a comparable basis. It fell by 0.7% over the first nine months.

eCAPEX

Group eCAPEX rose 0.9% in the third quarter, due to the acceleration of the FTTH roll-out in France in September. It was down 6.3% over the first nine months, despite a step-up in investments in the fixed and mobile broadband networks, principally as a result of the co-financing of the fiber network in France.

Monetization of the networks and execution of the infrastructure strategy

At 30 September 2020, the cumulative co-financing proceeds received by Orange since 2009 for the fiber network in France was €2.4 billion. This amount represents slightly less than 50% of the total long-term co-financing potential, calculated based on estimates for the current broadband market shares of the Group’s competitors.

In addition, Orange has taken new steps in its plans to share future fiber network deployments with partners via FiberCos and expects to sign agreements in the first half of 2021 with a view to creating dedicated structures in France and Poland that will be operational in 2021.

Regarding value-creating initiatives for its European mobile network, Orange will detail the progress of the ongoing TowerCo projects dedicated to managing towers in France and Spain in the publication of its 2020 annual results.

Changes in asset portfolio

There were no significant changes in the asset portfolio in the third quarter of 2020.

2020 outlook

Orange confirms it does not foresee any significant deviation from its financial objectives for 2020:

•  the Group expects a slight decline in EBITDAaL in 2020 of around 1%, including all the effects related to the Covid-19 epidemic.

•  Given the delays in investments observed to date, eCAPEX will be lower, offsetting the decline in EBITDAaL.

•  As such, Group EBITDAaL less eCapex will be stable in 2020.

•  The Group’s commitment to exceed €2.3 billion in organic cash flow of the telecoms activities remains unchanged.

•  The objective of a ratio of net debt to EBITDAaL for telecoms activities is maintained at around 2x in the medium term.

Dividend

In view of the third-quarter results and the confidence in reaching the organic cash flow objective for 2020, the Board of Directors supports the return to a dividend of €0.70 per share in respect of the 2020 financial year. A definitive proposal will be made to the Annual General Meeting of 18 May 2021 in light of the final results for the year. Furthermore, Orange will pay an interim dividend of €0.40 per share on 9 December 2020, an increase of €0.10 compared to the amount announced in July.

Review by operating segment

France

In millions of euros	3Q 2020	change comparable basis	change historical basis	9M 2020	change comparable basis	change historical basis
Revenues	4,693	3.1%	3.2%	13,717	2.1%	2.2%
Retail services	2,691	(0.4)%	(0.4)%	8,068	(0.1)%	(0.1)%
Convergence	1,137	2.5%	3.2%	3,405	4.0%	4.6%
Mobile Only	564	(2.7)%	(3.6)%	1,687	(2.8)%	(3.8)%
Fixed Only	990	(2.4)%	(2.4)%	2,976	(3.0)%	(3.0)%
Wholesale	1,543	10.5%	10.7%	4,414	8.4%	8.6%
Equipment sales	302	(9.8)%	(9.8)%	759	(16.8)%	(16.8)%
Other revenues	157	33.3%	32.3%	475	29.8%	29.1%

Revenue growth supported by infrastructure co-financing and convergent services. Very good commercial performance from mobile and fiber.

Third-quarter revenue growth in France was driven by the momentum of convergent services and strong growth in wholesale, thanks to the significant fiber network co-financing proceeds received in July.

Retail services revenues fell 0.4% year on year. Excluding PSTN and ePresse and audiobook offers, revenues would have increased 1.7%. Revenues from convergent services increased 2.5%, despite the strong impact of the health crisis on customer roaming. Mobile only revenues were also adversely impacted by the decline in customer roaming and prepaid "holiday" offers, mainly taken up by tourists.

Equipment sales continued to decline although with an improving trend compared to the second quarter thanks to the reopening of stores after lockdown. The quarter was also impacted by the postponed release of the iPhone 12.

Despite a decline in national roaming, wholesale revenues rose strongly thanks to the co-financing of the fiber network and the construction of Public Initiative Networks.

From a commercial standpoint, convergent ARPO rose 1.2% to €68.80. Mobile contracts (excluding M2M) posted 125,000 net adds, driven by the Sosh and Open offers (up 133,000 and 64,000 in net adds respectively). This is the best performance since the second quarter of 2018.

Fiber again had an excellent quarter with a new record of 360,000 net adds (versus 178,000 in the third quarter of 2019) Of these sales, 53% were to new customers. The roll-out of fiber continued at a rapid pace with a total of 20.9 million connectable homes and the threshold of 4 million fiber customers exceeded at the end of September.

Europe

In millions of euros	3Q 2020	change comparable basis	change historical basis		9M 2020	change comparable basis	change historical basis
Revenues	2,636	(3.7)%	(4.2)%		7,864	(3.3)%	(3.6)%
Retail services	1,771	(4.5)%	(5.0)%	-	5,366	(2.6)%	(2.8)%
Convergence	673	(0.2)%	(0.6)%	-	2,050	1.9%	1.5%
Mobile Only	766	(8.2)%	(8.6)%	-	2,291	(7.5)%	(7.9)%
Fixed Only	270	(2.7)%	(3.8)%	-	816	(4.2)%	(5.2)%
IT & Integration services	61	(9.5)%	(7.8)%	-	209	23.3%	36.7%
Wholesale	480	(5.3)%	(6.0)%	-	1,431	(0.7)%	(1.4)%
Equipment sales	355	4.8%	4.1%	-	966	(8.2)%	(8.8)%
Other revenues	30	(18.8)%	(20.0)%	-	101	(20.4)%	(21.2)%

Revenues under continued pressure but commercial performance improving strongly.

Revenues in Europe (which now includes Spain as well as Belgium, Luxembourg, Moldova, Poland, Romania and Slovakia) remained under pressure in the third quarter. The reduction in roaming accounts for more than half of the decline. This said, the trend improved compared to the second quarter, largely thanks to a recovery in equipment sales.

Retail services were adversely affected by the weaker sales performance recorded in previous quarters, by a significant negative seasonal effect on customer roaming and by a contraction in IT&S sales following strong growth in previous quarters.

While the health crisis continues to restrict the free movement of people, sales performances in the seven country Europe zone saw a significant turnaround in all product lines, with net adds of 221,000 mobile contracts (excluding M2M), 80,000 of which were accounted for by tablets in Romania (versus -129,000 in the second quarter), 285,000 by prepaid (versus -664,000 in the second quarter), 96,000 by fixed broadband, of which 139,000 were FTTH connections (versus 32,000 in the second quarter) and 51,000 by TV (versus -31,000 in the second quarter). This excellent performance resulted mainly from the revamping of our product lines undertaken in most of our geographies.

In Spain, the 5.6% decline in revenues in the third quarter was an improvement on the second quarter (down 6.8%), despite the significant negative effect of the health crisis on roaming revenues, which impacted both wholesale and retail services revenues.

The 7.7% decline in retail services revenues (versus a 7.2% decline in the second quarter) was due to the loss of volumes, relating to Orange Spain’s previously weak presence at the lower end of the market. Excluding roaming, retail service revenues stabilized compared to the second quarter.

The new commercial strategy launched in the second quarter already demonstrated its effectiveness in the back-to-school period and with the start of the football season, with a return to positive net adds in fixed broadband, TV and mobile, leading to growth in the convergent customer base for the first time since the first quarter of 2018.

Africa & Middle East

In millions of euros	3Q 2020	change comparable basis	change historical basis	9M 2020	change comparable basis	change historical basis
Revenues	1,474	5.1%	1.9%	4,320	4.2%	3.2%
Retail services	1,263	7.1%	3.5%	3,707	6.9%	5.6%
Mobile Only	1,116	6.0%	2.5%	3,280	6.1%	4.7%
Fixed Only	140	15.3%	11.6%	410	12.7%	12.0%
IT & Integration services	6	35.8%	34.1%	16	58.0%	57.1%
Wholesale	176	(8.7)%	(11.2)%	518	(11.3)%	(12.0)%
Equipment sales	22	3.4%	(0.6)%	62	(8.0)%	(7.6)%
Other revenues	14	48.3%	90.5%	33	25.7%	66.3%

Significant return to growth in Africa & Middle East

Africa & Middle East third quarter revenues returned to strong growth driven by mobile data, Orange Money and fixed broadband, after a second quarter marked by the impact of the health crisis.

The 4G customer base reached 30.9 million, an increase of 37% year on year, out of a total of 126 million mobile customers.

Orange Money revenue growth accelerated again in the third quarter, reaching 27.1%, after a second quarter marked by the free transaction measures recommended by the authorities to help combat the epidemic. The active customer base increased 21% year on year to reach a level of more than 20 million customers.

The number of fixed broadband customers grew 38% year on year, reaching 1.6 million customers; revenues were up 26.4%.

Wholesale revenues continued to be affected by the decrease in international travel and visitor roaming.

In the third quarter, 12 countries in the region recorded growth, with six of them in double-digits.

Enterprise

In millions of euros	3Q 2020	change comparable basis	change historical basis	9M 2020	change comparable basis	change historical basis
Revenues	1,898	(1.7)%	(2.4)%	5,757	(1.4)%	0.7%
Fixed Only	952	(2.0)%	(2.6)%	2,910	(1.6)%	(1.6)%
Voice	303	(3.4)%	(3.8)%	935	(3.0)%	(3.0)%
Data	649	(1.3)%	(2.0)%	1,975	(0.9)%	(0.9)%
IT & Integration services	734	(0.5)%	(1.6)%	2,209	1.1%	7.1%
Mobile *	213	(4.6)%	(4.6)%	638	(8.5)%	(8.5)%
Mobile Only	159	(8.4)%	(8.5)%	487	(10.2)%	(10.2)%
Wholesale	11	30.6%	30.6%	32	23.5%	23.5%
Equipment sales	42	4.8%	4.8%	119	(7.7)%	(7.7)%

Decline in revenues of 1.7%, an improvement on the second quarter (down 3.3%), despite the still significant impact of the health crisis on B2B business.

IT and integration services revenues almost returned to stability after a 2.6% decline in the second quarter and over the first 9 months continued to show growth. Cloud and cybersecurity services slowed in the third quarter, but posted growth of 5% and 8% respectively over the first nine months of the year.

Traditional voice services declined again, however the trend was less pronounced than before the health crisis, thanks to VoIP and collaboration solutions, while Data revenues continued to be impacted by Globecast, whose broadcasting activities have been reduced as a result of event cancellations.

Mobile* revenues continued to be significantly affected by the substantial decline in roaming revenues (down 71%) caused by the health crisis.

Overall, the segment’s profitability improved compared with the second quarter.

* Mobile revenues include mobile services and mobile equipment sales invoiced to businesses and incoming mobile traffic from businesses invoiced to other carriers.

International Carriers & Shared Services

In millions of euros	3Q 2020	change comparable basis	change historical basis	9M 2020	change comparable basis	change historical basis
Revenues	352	(5.7)%	(6.1)%	1,080	(3.5)%	(3.7)%
Wholesale	250	(7.2)%	(7.4)%	780	(4.0)%	(4.0)%
Other revenues	102	(1.9)%	(2.9)%	301	(2.2)%	(2.9)%

Revenues from International Carriers and Shared Services declined 5.7% in the third quarter.

International wholesale services continued to be heavily impacted by the Covid-19 epidemic due to the international travel ban and the reduction in flows on voice corridors.

Other revenues also continued to be affected by the decline in installation activities at Orange Marine, also hit by the health crisis.

Orange Bank

In the third quarter, despite a slowdown in commercial activity as a result of the health crisis, Orange Bank’s customer base continued to grow reaching a total of 1.1 million customers at 30 September 2020, including mobile insurance.

Orange Bank is successfully pursuing its value-oriented strategy, with a record number of premium card sales and nearly 60% of new customers in France (excluding mobile insurance) subscribing to paid offers in the third quarter of 2020, up from 27% in the third quarter of 2019.

Calendar of upcoming events

18/02/2021 - Publication of full year 2020 results

Contacts

Press: +33 1 44 44 93 93 Tom Wright tom.wright@orange.com Olivier Emberger olivier.emberger@orange.com

Financial Communications: +33 1 44 44 04 32
(analysts and investors)

Patrice Lambert-de Diesbach
p.lambert@orange.com

Samuel Castelo

samuel.castelo@orange.com

Didier Kohn
didier.kohn@orange.com

Aurélia Roussel
aurelia.roussel@orange.com

Andrei Dragolici
andrei.dragolici@orange.com

Disclaimer

This press release contains forward-looking statements about Orange’s financial situation, results of operations and strategy. Although we believe these statements are based on reasonable assumptions, they are subject to numerous risks and uncertainties, including matters not yet known to us or not currently considered material by us, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved. In particular, the consequences of the Covid-19 outbreak are uncertain and the health crisis may exacerbate the risks that the Group faces. More detailed information on the potential risks that could affect our financial results is included in the Universal Registration Document filed on 20 April 2020 with the French Financial Markets Authority (AMF) and in the annual report (Form 20-F) filed on 21 April 2020 with the U.S. Securities and Exchange Commission. Other than as required by law, Orange does not undertake any obligation to update them in light of new information or future developments.

Appendix 1: Key financial indicators

Quarterly data

In millions of euros	3Q 2020	3Q 2019 comparable basis	3Q 2019 historical basis	change comparable basis	change historical basis
Revenues	10,584	10,504	10,577	0.8%	0.1%
France	4,693	4,551	4,548	3.1%	3.2%
Europe	2,636	2,737	2,752	(3.7)%	(4.2)%
Africa & Middle-East	1,474	1,402	1,447	5.1%	1.9%
Enterprise	1,898	1,931	1,946	(1.7)%	(2.4)%
International Carriers & Shared Services	352	373	375	(5.7)%	(6.1)%
Intra-Group eliminations	(468)	(491)	(491)
EBITDAaL (1)	3,584	3,597	3,614	(0.4)%	(0.8)%
o/w telecom activities	3,613	3,634	3,651	(0.6)%	(1.0)%
As % of revenues	34.1%	34.6%	34.5%	(0.5 pt)	(0.4 pt)
o/w Orange Bank	(29)	(37)	(37)	21.2%	21.2%
eCAPEX	1,730	1,715	1,724	0.9%	0.3%
o/w telecom activities	1,723	1,708	1,718	0.9%	0.3%
as % of revenues	16.3%	16.3%	16.2%	0.0 pt	0.0 pt
o/w Orange Bank	7	6	6	15.9%	15.9%
EBITDAaL - eCAPEX	1,854	1,883	1,890	(1.5)%	(1.9)%

(1) EBITDAaL adjustments are described in Appendix 2.

Data at 30 September:

In millions of euros	9M 2020	9M 2019 comparable basis	9M 2019 historical basis	change comparable basis	change historical basis
Revenues	31,353	31,207	31,150	0.5%	0.7%
France	13,717	13,431	13,423	2.1%	2.2%
Europe	7,864	8,130	8,160	(3.3)%	(3.6)%
Africa & Middle-East	4,320	4,144	4,185	4.2%	3.2%
Enterprise	5,757	5,839	5,716	(1.4)%	0.7%
International Carriers & Shared Services	1,080	1,119	1,121	(3.5)%	(3.7)%
Intra-Group eliminations	(1,384)	(1,457)	(1,454)
EBITDAaL (1)	9,498	9,555	9,570	(0.6)%	(0.7)%
o/w telecom activities	9,598	9,669	9,684	(0.7)%	(0.9)%
As % of revenues	30.6%	31.0%	31.1%	(0.4 pt)	(0.5 pt)
o/w Orange Bank	(101)	(115)	(115)	12.1%	12.1%
eCAPEX	4,886	5,217	5,233	(6.3)%	(6.6)%
o/w telecom activities	4,865	5,194	5,211	(6.3)%	(6.6)%
as % of revenues	15.5%	16.6%	16.7%	(1.1 pt)	(1.2 pt)
o/w Orange Bank	21	23	23	(6.0)%	(6.0)%
EBITDAaL - eCAPEX	4,612	4,339	4,336	6.3%	6.4%

(1) EBITDAaL adjustments are described in Appendix 2.

Appendix 2: adjusted data to income statement items

Quarterly data

	3Q 2020			3Q 2019 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	10,584	-	10,584	10,577	-	10,577
External purchases	(4,261)	-	(4,261)	(4,437)	-	(4,437)
Other operating income	132	-	132	184	-	184
Other operating expense	(112)	(7)	(119)	(84)	(1)	(85)
Labor expenses	(1,991)	67	(1,924)	(1,947)	33	(1,914)
Operating taxes and levies	(352)	-	(352)	(326)	-	(326)
Gains (losses) on disposal of fixed assets, investments and activities	-	14	14	-	40	40
Restructuring costs	-	2	2	-	(12)	(12)
Depreciation and amortization of financed assets	(15)	-	(15)	(4)	-	(4)
Depreciation and amortization of right-of-use assets	(367)	-	(367)	(316)	-	(316)
Impairment of right-of-use assets	-	-	-	(0)	-	(0)
Interests expenses on liabilities related to financed assets	(0)	0	-	(0)	0	-
Interests expenses on lease liabilities	(33)	33	-	(33)	33	-
EBITDAaL	3,584	109	-	3,614	94	-
Significant litigation	(3)	3	-	10	(10)	-
Specific labour expenses	68	(68)	-	29	(29)	-
Fixed assets, investments and business portfolio review	14	(14)	-	40	(40)	-
Restructuring program costs	2	(2)	-	(12)	12	-
Acquisition and integration costs	(6)	6	-	(7)	7	-
Interests expenses on liabilities related to financed assets	-	(0)	(0)	-	(0)	(0)
Interests expenses on lease liabilities	-	(33)	(33)	-	(33)	(33)

Data at 30 September:

	9M 2020			9M 2019 historical basis
In millions of euros	Adjusted data,	Presentation adjustments,	Income statement,	Adjusted data,	Presentation adjustments,	Income statement,
Revenues	31,353	-	31,353	31,150	-	31,150
External purchases	(12,808)	-	(12,808)	(12,981)	-	(12,981)
Other operating income	403	-	403	525	-	525
Other operating expense	(387)	(181)	(568)	(278)	(7)	(285)
Labor expenses	(6,333)	33	(6,300)	(6,267)	(81)	(6,347)
Operating taxes and levies	(1,584)	-	(1,584)	(1,533)	-	(1,533)
Gains (losses) on disposal of fixed assets, investments and activities	-	73	73	-	108	108
Restructuring costs	-	(11)	(11)	-	(63)	(63)
Depreciation and amortization of financed assets	(37)	-	(37)	(7)	-	(7)
Depreciation and amortization of right-of-use assets	(1,019)	-	(1,019)	(943)	-	(943)
Impairment of right-of-use assets	-	(6)	(6)	(0)	(24)	(25)
Interests expenses on liabilities related to financed assets	(1)	1	-	(0)	0	-
Interests expenses on lease liabilities	(91)	91	-	(97)	97	-
EBITDAaL	9,498	(0)	-	9,570	30	-
Significant litigation	(172)	172	-	(55)	55	-
Specific labour expenses	40	(40)	-	(17)	17	-
Fixed assets, investments and business portfolio review	73	(73)	-	108	(108)	-
Restructuring program costs	(17)	17	-	(87)	87	-
Acquisition and integration costs	(16)	16	-	(17)	17	-
Interests expenses on liabilities related to financed assets	-	(1)	(1)	-	(0)	(0)
Interests expenses on lease liabilities	-	(91)	(91)	-	(97)	(97)

Appendix 3: Key performance indicators

In thousand, at the end of the period	30 September 2020	30 September 2019
Number of convergent customers	10,914	10,686
Number of mobile accesses (excluding MVNOs) (1)	211,856	206,743
o/w	Mobile accesses of convergent customers	19,484	18,933
Mobile only accesses	192,371	187,810
o/w	Contract customers	76,252	73,353
Prepaid customers	135,604	133,390
Number of fixed accesses (2)	45,128	45,767
Number of fixed retail accesses	29,357	29,739
Number of fixed broadband accesses	21,301	20,505
o/w	Accesses with very high-speed broadband	8,997	7,379
Accesses of convergent customers	10,914	10,686
Fixed only accesses	10,387	9,819
Number of fixed narrowband accesses	8,055	9,234
Number of fixed wholesale accesses	15,771	16,028
Group total accesses (1+2)	256,983	252,510

2019 data is presented on a comparable basis.

The key indicators by country are presented in the "Orange investors data book Q3 2020", available on www.orange.com, under Finance/Results/Q3 Results 2020: https://www.orange.com/en/latest-consolidated-results

Appendix 4: glossary

Key figures

Data on a comparable basis: data based on comparable accounting principles, scope of consolidation and exchange rates are presented for previous periods. The transition from data on an historical basis to data on a comparable basis consists of keeping the results for the period ended and then restating the results for the corresponding period of the preceding year for the purpose of presenting, over comparable periods, financial data with comparable accounting principles, scope of consolidation and exchange rate. The method used is to apply to the data of the corresponding period of the preceding year, the accounting principles and scope of consolidation for the period just ended as well as the average exchange rate used for the income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial aggregate as defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

EBITDAaL or "EBITDA after Leases": operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on debts related to financed assets and on lease liabilities, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific elements. EBITDAaL is not a financial aggregate as defined by IFRS standards and may not be directly comparable to similarly-named indicators in other companies.

eCAPEX or "economic CAPEX": (i) acquisitions of property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, (ii) less the price of disposal of property, plant and equipment and intangible assets. eCAPEX is not a financial performance indicator as defined by IFRS standards and may not be directly comparable to indicators referenced by similarly-named indicators in other companies.

Organic Cash Flow (telecoms activities): for the perimeter of the telecoms activities, this corresponds to the net cash provided by operating activities, minus (i) lease liabilities repayments and debts related to financed assets repayments, and (ii) purchases and sales of property, plant and equipment and intangible assets, net of the change in the fixed assets payables, (iii) excluding effect of telecommunication licenses paid and significant litigations paid or received. Organic Cash Flow (telecoms activities) is not a financial aggregate defined by IFRS and may not be comparable to similarly-named indicators used by other companies.

Convergence

The customer base and the revenues invoiced to convergence services customers (excluding equipment sales) was for convergent offers defined as the combination of, at a minimum, a fixed broadband access and a mobile contract subscribed by retail market customers.

Convergent ARPO: the average quarterly revenues per convergent offer (ARPO) is calculated by dividing revenues from retail convergent services offers invoiced to customers generated over the past three months (excluding IFRS 15 adjustments) by the weighted average number of retail convergent offers over the same period. ARPO is expressed by monthly revenues per convergent offer.

Performance indicators

The fixed retail accesses correspond to the number of fixed broadband accesses (xDSL (ADSL and VDSL), FTTx, cable, Fixed-4G (fLTE) and other broadband accesses (satellite, Wimax and others)) and fixed narrowband accesses (mainly PSTN) and payphones.

The fixed wholesale accesses correspond to the number of fixed broadband and narrowband wholesale accesses operated by Orange.

Mobile Only services

Revenues from Mobile Only services consists of revenues invoiced to customers of mobile offers excluding retail convergence and equipment sales. The customer base includes customers with a contract excluding retail convergence, machine-to-machine contracts and prepaid cards.

Mobile Only ARPO: the average quarterly revenues from Mobile Only (ARPO) is calculated by dividing the revenue from Mobile Only services (excluding machine-to-machine and IFRS 15 adjustments) generated over the past three months by the weighted average of Mobile Only customers (excluding machine-to-machine) over the same period. The ARPO is expressed as monthly revenues per Mobile Only customer.

Fixed Only services

Revenues from Fixed Only services include the revenue of fixed services excluding retail convergence and equipment sales: traditional fixed-line telephony, fixed broadband and enterprise solutions and networks[2]. The customer base consists of fixed-line telephony and fixed broadband customers, excluding retail convergence customers.

Fixed Only Broadband ARPO: the average quarterly revenues from Fixed Only Broadband (ARPO) is calculated by dividing the revenue from Fixed Only Broadband services (excluding IFRS 15 adjustments) generated over the past three months by the weighted average of Fixed Only Broadband customers over the same period. ARPO is expressed as monthly revenues per Fixed Only Broadband customer.

IT & integration services

Revenues from IT and integration services include revenue from unified communication and collaboration services (Local Area Network and telephony, consulting, integration, project management and video conferencing offers), hosting and infrastructure services (including cloud computing), application services (customer relations management and other application services), security services, machine-to-machine services (excluding connectivity), as well as equipment sales for the products and services above.

Wholesale

Revenues from other carriers consists of (i) mobile services to other carriers including incoming traffic, visitor roaming, network sharing, national roaming and Mobile Virtual Network Operators (MVNOs), and (ii) fixed services to other carriers including national networking, services to international carriers, high-speed and very high-speed broadband access (fiber access, unbundling of telephone lines and xDSL access sales) and the sale of telephone lines on the wholesale market.

[1] Unless otherwise stated, all changes presented in this press release are on a comparable basis.

[2] With the exception of France, where enterprise solutions and networks are listed under the Enterprise business segment.

ORANGE

Date: October 29, 2020	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations